March 16, 2012
Via Edgar

Michael F. Johnson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Washington Federal, Inc.
Form 10-K for September 30, 2011
File Number 001-34654

Dear Mr. Johnson:
We have received your letter dated March 8, 2012 and provide below the responses of Washington Federal, Inc. (“Company” or “Washington Federal”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).
Below you will find our responses to your questions. For your reference, we have included the Commission’s comments and the Company’s responses thereto.
Proxy Statement, Executive Compensation, Compensation Discussion and Analysis, Elements of Compensation, page 19, General

1.
We understand from your response letter dated February 27, 2012 that decisions regarding compensation are derived from specific contributions of each NEO to certain objectives. Yet your response letter merely provides objectives (e.g., financial performance, client service and external relations) that serve as the basis for the implementation of your compensation program, without providing corresponding discussion of how the level of performance in each of these areas impacted actual compensation awarded in 2011. Please understand that discussion of the various items of individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of compensation in 2011. For each named executive officer, state the factors that were considered in deriving the payouts awarded for each component of compensation and provide an analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered.

As disclosed in our 2011 Compensation Discussion and Analysis (“CD&A”), the Compensation Committee determined, with the assistance of its outside compensation consultant, that total compensation of Washington Federal’s NEOs generally was below competitive market levels. This is reflected in the table under the caption “Total Compensation” that shows the total compensation of the NEOs as a percentage of the median total compensation of the peer group. It should be noted that these levels take into account the increases in

2011 total compensation and planned increases for 2012 total compensation. As a result of this data and based on the analysis described in the CD&A, the Compensation Committee approved changes to 2011 base salaries to more closely align executive compensation practices with competitive practice and to be consistent with attracting and retaining top performing executive officers. In addition, the Compensation Committee approved changes to annual incentive compensation and long-term incentives that went into effect for fiscal year 2012, as disclosed in the CD&A.

The objectives described in our prior letter are most relevant to base salary determinations. However, the Compensation Committee did not specifically discuss or weigh particular objectives or individual contributions to those objectives as a part of its base salary deliberations. The objectives referred to in our CD&A and highlighted in our prior letter reflect those aspects of Washington Federal’s business over which the particular NEO may have the most direct influence and thus they are representative of the types of objectives that the Compensation Committee could take into account. We did not intend to suggest that Washington Federal’s compensation policies employ a formulaic approach or define specific metrics for evaluating or adjusting individual NEO compensation. In 2011, the Compensation Committee did not undertake an analytical evaluation of why it determined that a specific base salary adjustment was appropriate in light of particular factors considered. Instead, job performance was subjectively assessed, as part of the available mix of information, by the Compensation Committee, in the case of the CEO, and by the CEO, for the other NEOs, taking into account the broad objectives set forth in our prior response letter.

We acknowledge the Staff’s comment. If and to the extent the Compensation Committee determines that specific items of individual performance contribute to the level of that NEO’s compensation, positively or negatively, Washington Federal will describe those items in the CD&A. In addition, if performed by the Compensation Committee, Washington Federal will provide an analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors involved.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Item 4. Controls and Procedures, page 37

2.
You state that there have been no significant changes in the company’s internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended December 31, 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

We confirm that there were no changes to controls over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Additionally, we will make this change going forward on item 4.

We are pleased to provide any further detail you may request. I can be contacted by phone at 206-777-8331 or email at brent.beardall@washingtonfederal.com.

Very truly yours,

Brent J. Beardall
EVP/CFO
Washington Federal